November 27, 2018

Martyn Smith
Interim Chief Financial Officer
Avis Budget Group, Inc.
6 Sylvan Way
Parsippany, NJ 07054

       Re: Avis Budget Group, Inc.
           Form 10-K for the Year Ended December 31, 2017
           Form 10-Q for the Quarter Ended September 30, 2018
           File No. 001-10308

Dear Mr. Smith:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended September 30, 2018

Notes to Condensed Consolidated Financial Statements
2. Revenues, page 13

1. Please disclose how any transaction-related taxes are factored into the determination of your transaction prices pursuant to ASC 606-10-32-2A, including whether you have elected to exclude all taxes assessed by a governmental authority from the measurement of the transaction prices that are imposed on your services or collected by you from customers.
2. Please tell us your consideration of disclosing any obligations for refunds and other similar obligations pursuant to ASC 606-10-50-20(d).
 Martyn Smith
Avis Budget Group, Inc.
November 27, 2018
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Melissa Gilmore at (202) 551-3777 or Melissa Raminpour at
(202) 551-
3379 with any questions.



FirstName LastNameMartyn Smith                            Sincerely,
Comapany NameAvis Budget Group, Inc.
                                                          Division of
Corporation Finance
November 27, 2018 Page 2                                  Office of
Transportation and Leisure
FirstName LastName